

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 11, 2016

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

> **Re:     Lilis Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 16, 2016**
> **File No. 333-209535**
> **Form 8-K**
> **Filed February 26, 2016**
> **Response Letter Dated February 26, 2016**
> **File No. 1-35330**

Dear Mr. Mirman:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed February 16, 2016

Tax Consequences of the Merger, page 115

1.    It does not appear that Brushy has or will engage counsel to opine on the tax consequences of the merger. If that is the case, so indicate in the opening paragraph. Indicate also here, and in the forepart of the prospectus, that Brushy shareholders should assume that the merger will be taxable to them in making their investment decision.

Unaudited Pro Forma Condensed Combined Financial Statements, page 154

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 158

2.      Disclosure under Note 3(a) indicates, in part, that the reverse stock split has not been reflected in the pro forma presentation.  Given that the reverse stock split is one of the conditions to the merger, and that it will have a material impact on measures such as earnings per share and book value per share, the basis for not reflecting the impact of the reverse stock split is not clear.  Accordingly, please revise the pro forma presentation to reflect the reverse stock split, or explain to us why no revision is necessary.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split, page 188

3.      We note your statement on page 189 that "[b]ased on the assumption that the reverse stock split will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(E) of the Code, and subject to the limitations and qualifications set forth in this discussion, Lilis believes that the following U.S. federal income tax consequences should result from the reverse stock split."   It is the view of the staff that the issuer is not qualified to opine on tax matters.  Revise to indicate the counsel upon whom this summary is based and file counsel's opinion and consent.   In the alternative, remove that statement and indicate that Lilis' shareholders should assume that the reverse stock split will be taxable.

Where You Can Find More Information, page 196

4.      We note that you incorporate by reference information about Lilis.  General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a(ii) is met, among others.  Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about Lilis by reference at this time. Please provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction B of Form S-4, or otherwise, please amend the registration statement to include the required information.

Financial Statements

General

5.      Please update your historical and pro forma financial statements to comply with Rule 8-08(b) and Rule 11-02(c), respectively, of Regulation S-X.  Note that this comment also applies to corresponding disclosures throughout your Form S-4.

Annex C – Opinion of ROTH Capital Partners, LLC

6.  The last paragraph on page C-4 of the fairness opinion provided by ROTH Capital Partners, LLC ("ROTH") to the Board of Directors of Brushy includes a limitation on reliance by shareholders ("this opinion is furnished solely for the information of Brushy's Board of Directors…."). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for ROTH's belief that shareholders cannot rely upon the opinion to support any claims against ROTH arising under applicable state law (e.g., the inclusion of an express disclaimer in ROTH's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to ROTH would have no effect on the rights and responsibilities of either ROTH or the board of directors under the federal securities laws.

Form 8-K Filed February 26, 2016

Exhibit 99.1 Corporate Presentation

7.  The discussion on page 2 regarding "resource potential" and "estimated ultimate recovery" and subsequent disclosure, such as on page 8 of "over 500 possible Horizontal Locations with estimated EUR[(2)] of over 130 million BOE", does not render a clear understanding of the reserve categories that are represented in the document or whether any volumes include non-reserve quantities such as contingent or prospective resources. In this regard, you explain on page 2 that "estimates of resource potential, which includes estimated probable and possible reserves that are less likely to be recovered than proved reserves, are based on internal estimates." Please modify your disclosure to clearly indicate whether the term "resource potential" as used in your document represents an aggregation of several reserve categories, such as the summation of unrisked probable plus possible reserves, exclusive of proved reserves, if true, and exclusive of other resources such as contingent or prospective resources. Also modify your disclosure to use consistent descriptive terms clarifying that your EUR of over 130 million BOE represents the resource potential as explained on page 2.

8.  We also note that you describe your future horizontal drilling locations as "possible horizontal locations" on page 8, "possible locations" on page 11, "identified possible locations" on page 16 and in footnote (1) on page 16 and as "potential drilling locations" on page 21. In each instance, it is unclear if the description refers to the likelihood that these locations will be drilled or refers to the category of reserves attributable to these

locations.  Please modify your disclosure to use consistent descriptive terms, avoiding the use of commonly used reserve category terms such as "possible" unless all of the subject locations have possible reserves.  In this regard, please clarify throughout your document the basis for determining these locations, such as the explanation in footnote (1) on page 16 regarding an identified location.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments.  Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,


/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources